Exhibit 99.1

Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
First Quarter Fiscal 2016 Profit

Newton, MA, February 11, 2016 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced earnings attributable to common stockholders of $106,000 or $0.01 per common share for the first quarter of 2016 fiscal year. Certain key metrics by segment for the current quarter and the same quarter last year are presented below:

Results of Operations for the Three Months Ended December 31, 2015

	Optics	Contract Research	Biomedical	Total
Revenue	$6,214,000	$4,990,000	$-	$11,204,000
Gross Profit	2,110,000	1,855,000	-	3,965,000
GM %	34.0%	37.2%	-	35.4%
Operating expenses	1,747,000	1,706,000	348,000	3,801,000
Net Income	$297,000	$147,000	$(338,000)	$106,000

Results of Operations for the Three Months Ended December 31, 2014

	Optics	Contract Research	Biomedical	Total
Revenue	$4,948,000	$4,663,000	$-	$9,611,000
Gross Profit	1,495,000	2,098,000	-	3,593,000
GM %	30.2%	45.0%	-	37.4%
Operating expenses	1,906,000	1,881,000	235,000	4,022,000
Net Income	$(515,000)	$211,000	$(229,000)	$(533,000)

“I am pleased to report that both of our operating segments were profitable for the quarter and generated almost $450,000 of net income. Including Xcede Technologies, Inc. (“Xcede”), our tissue sealant technology development joint venture which comprises substantially all our Biomedical segment, we were still profitable. Our Optics segment growth continued as revenues increased by 26% in the first quarter of 2016 compared to the same quarter last year,” said CEO Peter Sulick. “I believe these business units will continue to generate solid revenue growth in 2016, particularly our UK subsidiary, Hilger Crystals, as a result of increasing revenues from its previously announced agreement to supply high-quality crystal components to a leading global supplier of security inspection equipment. I am particularly encouraged by the improvements in gross profit margin in the Optics segment as the investments we have made to improve yields and productivity began to deliver.”

“Our Contract Research segment revenues increased 7% to $5.0 million in the first quarter of 2016 primarily as a result of a higher mix of direct material purchases for one contract. While I think this represented a one-time revenue increase that did not significantly impact net income, I believe we are seeing Contract Research revenue stabilize in the $18-$19 million range on an annual basis consistent with my comments on our annual results in December. While our backlog has been holding steady in the $33 million range, we continue to experience government budget pressure, in the form of both contract award and funding delays.”

“Our Xcede joint venture raised approximately $0.4 million of convertible notes in the quarter just ended from external investors, including officers and directors of the Company, to fund on-going development of its tissue sealant technology,” added Mr. Sulick. “As we previously announced, Xcede signed three collaboration agreements with Cook Biotech Inc. of West Lafayette, IN including a Development Agreement, a License Agreement and a Supply Agreement to complete development, seek regulatory clearance and produce Xcede's resorbable hemostatic patch. With the completion of manufacturing and supply agreements with Cook, our management team is now focused on raising the necessary capital to complete biocompatibility testing and begin first in human clinical trials necessary for regulatory approvals.”

Dynasil’s results for the first quarter of 2016, as shown above, included $0.3 million of Xcede related expenses. Assuming a successful fund raise, the Company expects these expenses to increase as Xcede works to complete pre-clinical testing and initiate clinical trials.

Dynasil generated net income of $0.1 million in the first quarter of fiscal 2016 compared to net loss of ($0.5) million for the first quarter of fiscal 2015. The net loss in 2015 includes a $0.4 million charge for the final termination and settlement of our subsidiary’s pension plan offset by a $0.2 million gain on the sale of a product line. Excluding the pension charge and the gain on sale of the product line in 2015, the Company’s net loss was ($0.3) million in 2015.

Net income (loss) also included expenses of approximately $0.3 million and $0.2 million in the first quarters ended 2016 and 2015, respectively, associated with research and start-up costs of Xcede, in which the Company owns 90% of the common stock (approximately 69% assuming conversion of Xcede’s outstanding convertible promissory notes). Because Dynasil has voting control of Xcede via its common stock ownership, it is required to be included in our consolidated financial statements even though Dynasil is no longer funding Xcede.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page at or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release also contains a measure of our net income excluding the termination and settlement of a pension plan and a gain on the sale of a product line. The Company believes that the inclusion of this non-GAAP financial measure help investors to gain a meaningful understanding of the Company’s core operating results and enhances comparing such performance with prior periods. Our management uses such non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring our core operating performance and comparing such performance to that of prior periods. The non-GAAP financial measure included in this press release is not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, MA, with additional operations in MA, MN, NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding our revenue growth in 2016 in our Optics segment and our potential future revenues in our Contract Research segment. Actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors, including the level of demand for our products and the level of government expenditure on contract research projects, as well as the uncertainties set forth in the Company's Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	December 31, 2015	September 30, 2015
ASSETS
Current Assets
Cash and cash equivalents	$1,101,000	$1,295,000
Accounts receivable, net	4,444,000	3,382,000
Costs in excess of billings and unbilled receivables	1,288,000	1,518,000
Inventories, net of reserves	3,252,000	3,066,000
Prepaid expenses and other current assets	1,152,000	1,125,000
Total current assets	11,237,000	10,386,000

Property, Plant and Equipment, net	7,048,000	6,662,000
Other Assets
Intangibles, net	1,197,000	1,225,000
Goodwill	6,094,000	6,131,000
Security deposits	60,000	58,000
Total other assets	7,351,000	7,414,000

Total Assets	$25,636,000	$24,462,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$2,503,000	$1,567,000
Capital lease obligations, current	89,000	76,000
Convertible notes	2,540,000	2,123,000
Accounts payable	1,901,000	1,886,000
Deferred revenue	245,000	109,000
Accrued expenses and other liabilities	2,342,000	2,650,000
Total current liabilities	9,620,000	8,411,000

Long-term Liabilities
Long-term debt, net of current portion	1,129,000	1,288,000
Capital lease obligations, net of current portion	118,000	43,000
Deferred tax liability	214,000	242,000
Other long-term liabilities	49,000	50,000
Total long-term liabilities	1,510,000	1,623,000

Stockholders' Equity
Dynasil stockholders' equity	14,731,000	14,616,000
Noncontrolling interest	(225,000)	(188,000)
Total stockholders' equity	14,506,000	14,428,000

Total Liabilities and Stockholders' Equity	$25,636,000	$24,462,000

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended
	December 31,
	2015	2014
Net revenue	$11,204,000	$9,611,000
Cost of revenue	7,239,000	6,018,000
Gross profit	3,965,000	3,593,000
Operating expenses:
Sales and marketing	341,000	365,000
Research and development	491,000	375,000
General and administrative	2,973,000	3,467,000
Gain on sale of assets	(4,000)	(185,000)

Total operating expenses	3,801,000	4,022,000
Income (loss) from operations	164,000	(429,000)
Interest expense, net	59,000	125,000
Income (loss) before taxes	105,000	(554,000)
Income tax (credit)	36,000	3,000
Net income (loss)	69,000	(557,000)
Less: Net loss attributable to noncontrolling interest	(37,000)	(24,000)
Net income (loss) attributable to common stockholders	$106,000	$(533,000)

Net income (loss)	$69,000	$(557,000)
Other comprehensive income (loss):
Increase (decrease) in pension liability	-	318,000
Foreign currency translation	(114,000)	(194,000)
Total comprehensive loss	$(45,000)	$(433,000)

Basic net income (loss) per common share	$0.01	$(0.03)
Diluted net income (loss) per common share	$0.01	$(0.03)

Weighted average shares outstanding
Basic	16,551,197	16,300,902
Diluted	16,578,634	16,300,902